UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___ to ___
Commission File Number 000-24503
Whidbey Island Bank 401 (k) Plan
WASHINGTON BANKING COMPANY
450 SW Bayshore Drive
Oak Harbor, Washington 98277

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer)

Whidbey Island Bank 401(k) Plan
Report of Independent Registered Public Accounting Firm and
Financial Statements with Supplemental Information
December 31, 2005 and 2004

Whidbey Island Bank 401(k) Plan

Report of Independent Registered Public Accounting Firm
To the Administration Committee
Whidbey Island Bank 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of Whidbey Island Bank 401(k) Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Whidbey Island Bank 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the fiscal year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MOSS ADAMS LLP
Bellingham, Washington
June 28, 2006

Whidbey Island Bank 401(k) Plan
Statement of Net Assets Available for Benefits
December 31, 2005 and 2004
ASSETS

	2005	2004
Assets
Investments	$3,871,369	$8,213,591
Cash in transit to new custodian	6,353,119	—
Participant loans	41,378	41,900
Contribution receivables
Participant contributions	38,668	—
Employer contributions	8,055	—

Total receivables	46,723	—

Total assets	10,312,589	8,255,491

Liabilities
Corrective distributions	58,131	—

Net Assets Available for Benefits	$10,254,458	$8,255,491

See accompanying notes to these financial statements.

Whidbey Island Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

2005
Additions to Net Assets Attributed to:
Investment Income
Cash dividends on Company stock	$32,883
Interest on participant loans	2,817
Interest on guaranteed interest accounts	1,991
Net appreciation in fair value of investments	1,466,805

Total investment income	1,504,496

Contributions
Employer	213,676
Participant
Salary deferral	935,687
Rollover	86,554

Total contributions	1,235,917

Total additions to net assets	2,740,413

Deductions From Net Assets Attributed to:
Benefits paid to participants	647,065
Corrective distributions to participants	58,131
Administrative expenses	36,250

Total deductions from net assets	741,446

Net Increase in Net Assets Available for Benefits	1,998,967

Net Assets Available for Benefits, beginning of year	8,255,491

Net Assets Available for Benefits, end of year	$10,254,458

See accompanying notes to these financial statements.

Whidbey Island Bank 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 1 – Description of Plan
The following brief description of the Whidbey Island Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General – The Plan is a defined contribution plan, adopted January 1, 1993, to provide retirement and disability benefits to the employees of Whidbey Island Bank (the “Bank” and/or “Sponsor”) and Washington Funding Group, Inc, wholly owned subsidiaries of Washington Banking Company (the “Company”). Washington Funding Group, Inc., a wholesale mortgage real estate lending company (“WFG”), was a former subsidiary of the Company, which was a Washington State corporation formed in January 2003. The primary purpose of this subsidiary was to provide a loan-funding source for brokers of mortgage loans. The Company closed WFG’s operations effective June 30, 2004. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.
Change in Plan Custodians – At December 30, 2005, the Sponsor changed custodians from Principal Financial Group to Union Bank of California. All Plan assets, excluding the Sponsor’s common stock held by American Stock Transfer & Trust Company and participant loans were liquidated into cash and wired to Union Bank of California. Subsequent to year end, these funds were reinvested as directed by participants.
Employer Contributions – The Bank matches 50% of each participant’s elected contributions, up to 5% of their eligible compensation. At the discretion of the Bank’s Board of Directors, annual profit sharing contributions are also allocated to eligible employees based upon annual participant earnings. Employees become eligible to receive matching and profit sharing contributions as of January 1, or July 1 after completing one year of service. For eligibility purposes, an employee is deemed to have one year of service upon completing 1,000 hours of service. There were no profit sharing contributions made by the Bank for the year ended December 31, 2005.
Participant Elected Contributions – All employees age twenty-one or older may elect to contribute a portion of their compensation into the Plan on a tax-deferred basis. The participant’s contribution may not exceed limits established in the Internal Revenue Code. Employees are eligible to make contributions on the first day of the month following their hire date. Withheld amounts are deposited by the Bank into the Plan as soon as practicable, but no later than the 15th business day following the end of the month in which amounts are contributed by employees or withheld from their wages.
Participant Accounts – Separate accounts are maintained for each participant’s contributions and allocated share of Plan earnings, Bank contributions and forfeitures and Plan expenses.
Vesting – Participants are fully vested in their participant elected and employer-matching contributions at all times. For vesting of discretionary employer profit sharing contributions, an employee must complete 1,000 hours of service during a vesting computation period in order to receive credit for one year of service. Employer profit sharing contributions vest as follows: 1 year of service – 0%; 2 years – 20%; 3 years – 40%; 4 years – 60%; 5 years – 80%; 6 years – 100%. Participants become fully vested at the age of 65, upon the participant’s death or upon permanent disability.

Whidbey Island Bank 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 1 – Description of Plan (Continued)
Forfeitures – Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. Forfeitures are used to reduce the Plan sponsor’s matching contributions. For the year ending December 31, 2005, forfeitures of $727 were used to reduce employer-matching contributions.
Investment Options – The Plan’s trustees establish investment options including the Sponsor’s common stock, Washington Banking Company. Participants direct their contributions into any of the available investment options. The Plan does not require collateral or other security to support these financial instruments. Participants may change their investment options at any time.
Investment securities are exposed to various risks, such as interest rate, market, and credit risk. In addition, many of the Plan’s investments are, by their nature, concentrated in certain industry segments or investment types, which may create additional risks due to investment concentrations. It is reasonably possible, given the level of risk associated with investment securities, that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.
Payment of Benefits – On retirement, death, disability or termination, a participant may elect to receive their vested account balance in a lump sum amount or monthly, quarterly, or annual installment payments over a fixed reasonable period not to exceed the life expectancy of the employee or the employee’s beneficiaries. With approval of the Sponsor, early withdrawals may be paid by the Plan to those employees experiencing a financial hardship as defined by the Plan.
Administrative Expenses – All administrative expenses of the Plan may be paid out of the Plan’s assets if the Sponsor does not pay the expenses directly. The Sponsor paid a portion of the expenses in 2005.
Plan Termination – Although it is currently the intent of the Bank to continue the Plan, the Bank may terminate the Plan upon giving 60 days notice to the Trustee. In the event of such discontinuance, the net assets of the Plan would be distributed to the participants in the proportion determined by their respective accounts. Upon termination, all participants’ accounts would become fully vested.
Loans – Participant loans are made at the discretion of the Plan administrator. Loans cannot exceed the lesser of 50% of the participant’s total vested account balance or $50,000. Loans are collateralized by participant account balances and bear interest at rates that range from 6.00% to 9.00%, which are commensurate with local prevailing rates. Principal and interest is paid ratably through payroll deductions.

Whidbey Island Bank 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 2 – Summary of Significant Accounting Policies
The following significant accounting policies were used to prepare the financial statements in accordance with generally accepted accounting principles:
Basis of Accounting – The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Quoted market prices are used to value investments in the Sponsor’s common stock. Shares held in Pooled Separate Accounts with Principal Financial Group (‘Principal”) are valued at the net asset value of shares held by the Plan at year-end, which is principally based on the quoted market price of the underlying investments. Net appreciation of pooled separate accounts includes interest, dividends, and realized and unrealized gains or losses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Guaranteed investment contracts are stated at contract value, which represent contributions made under the contract, plus earnings at contract rates, less participant withdrawals and administrative expenses.
Benefit Payments – Benefits are recorded when paid.
Federal Income Tax – The Plan had received a determination letter dated October 26, 1994 indicating that the Plan was qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.
Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Note 3 – Cash and Investments
Cash – In connection with the change in custodians, shares of pooled separate accounts were liquidated and wired to the new custodian on December 30, 2005.
Investment – As of December 31, 2004 and through December 30, 2005 investments of the Plan were held by Principal Financial Group, excluding the Sponsor’s common stock held by American Stock Transfer & Trust Company. Principal maintains investments under a group annuity contract. Contributions are maintained in pooled separate accounts and guaranteed investment contracts, at the direction of Plan participants. The accounts are credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses.

Whidbey Island Bank 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 3 – Cash and Investments (Continued)
The following is a summary of investments other than participant loans at December 31, 2005 and 2004:

	2005		2004
	Fair Value		Fair Value
Investments at fair value as determined by quoted market price:
Washington Banking Company common stock	$3,871,369	*	$2,713,787	*
Shares of pooled separate accounts
Principal Partners Mid-Cap Value	—		720,261	*
Janus Advance Capital Appreciation	—		645,130	*
Principal Partners International	—		561,885	*
Principal Partners Mid-Cap Growth II	—		541,339	*
Principal Money Market	—		474,140	*
Principal Partners Mid-Cap Growth I	—		429,855	*
Principal HQ Int-TM Bond	—		367,815
Putman Equity Inc.	—		281,304
INVESCO Small Company Group	—		265,848
American Century Small Company Value	—		227,135
Principal Partners Large-Cap Blend	—		184,716
Principal Medium Company Blend	—		157,260
Russell LifePoints Equity Aggressive Strategy	—		123,967
Principal Total Market Stock Index	—		115,869
Russell LifePoints Aggressive Strategy	—		106,978
Russell LifePoints Moderate Strategy	—		101,336
Russell LifePoints Balanced Strategy	—		96,432
Russell LifePoints Conservative Strategy	—		29,513
Guaranteed Interest Accounts, at contract value	—		63,341
Cash and Cash Equivalents	—		5,680

	$3,871,369		$8,213,591

* Investment represents 5% or more of net assets available for benefits.
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

2005
Investments at fair value as determined by quoted market price:
Shares of Bank common stock	$956,414
Pooled separate accounts	509,306
Guaranteed interest accounts, at contract value	1,085

Net appreciation in fair value	$1,466,805

Whidbey Island Bank 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004
Note 4 – Related Party Transactions
Certain Plan investments are shares of separate pooled accounts managed by Principal Financial Group. Principal Financial Group is the trustee as defined by the Plan and qualifies as a party-in-interest. The Plan also invests in the common stock of Washington Banking Company.
Note 5 – Reconciliation Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Plan’s preliminary Form 5500.

	2005	2004
Net assets available for benefits per the financial statements	$10,254,458	$8,255,491
Contribution receivables
Participant	(38,668)	—
Employer	(8,055)	—
Corrective distributions to participants	58,131	—

Net assets available for benefits per the Form 5500	$10,265,866	$8,255,491

Note 6 – Corrective Distribution
As part of the requirements to qualify as a 401(k) plan, a plan must meet a special actual deferral percentage (“ADP”) test annually. The ADP test is designed to limit the extent to which elective contributions made on behalf of highly compensated employees may exceed elective contributions made on behalf of non-highly compensated employees. Failure for the plan to comply with the ADP test can result in the loss of the tax-qualified status of the plan if such excess contributions are not refunded in a timely basis.
Based upon the results of the ADP testing several highly compensated individuals were required to have excess contributions refunded. A payable in the amount of $58,131 was recorded at the year end. Such amounts will be distributed in accordance with IRS regulations subsequent to year end.

Supplemental Information

Whidbey Island Bank 401(k) Plan
Ein Number 91-0726237
Plan Number 001
Form 5500 and Required Portion of Schedule H
December 31, 2005
Form 5500 and Required Portion of Schedule H
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

(a)	(b)	(c)	(d)	(e)
				Current
	Issuer	Investment Description	Cost**	Value

*	Washington Banking Company	Common Stock, 212,059 shares	**	3,871,369
*	Participant loans	Rates ranging from 6.00% to 9.00%, collateralized		41,378
		by participant’s vested equity accounts

* Indicates party in interest
** Historical cost information not required for participant directed accounts
Schedule H, Line 4j – Schedule of Reportable Transactions

(a)	(b)	(c)		(d)	(f)	(g)	(h)	(i)
					Expense
Identity of					incurred		Current value of asset on
party				Selling	with	Cost of	transaction
involved	Description of asset	Purchase price		price	transaction	asset	date	Net gain or (loss)

	Shares of pooled separate accounts
	Principal Partners Mid-Cap Value	*	*	1,029,964	—	$1,029,964	$1,029,964	—
	American Century Large-Cap Growth II	*	*	672,236	—	672,236	672,236	—
	Principal Partners International	*	*	629,254	—	629,254	629,254	—
	Principal Money Market	*	*	537,540	—	537,540	537,540	—
	Principal Partners Mid-Cap Growth II	*	*	518,793	—	518,793	518,793	—
	Principal Partners Mid-Cap Growth I	*	*	517,186	—	517,186	517,186	—
	UBS Large-Cap Value I	*	*	374,057	—	374,057	374,057	—
	Principal HQ Int-TM Bond	*	*	353,244	—	353,244	353,244	—
	Dimensional Small-Cap Value II	*	*	349,432	—	349,432	349,433	—
	Mazama Small-Cap Growth III	*	*	308,501	—	308,501	308,501	—
	Principal Medium Company Blend	*	*	252,749	—	252,749	252,749	—
	Principal Partners Large-Cap Blend I	*	*	204,695	—	204,695	204,695	—
	Russell LifePoints Equity Aggressive Strategy	*	*	135,200	—	135,200	135,200	—
	Principal Total Market Stock Index	*	*	131,493	—	131,493	131,493	—
	Russell LifePoints Aggressive Strategy	*	*	112,419	—	112,419	112,419	—
	Russell LifePoints Balanced Strategy	*	*	103,406	—	103,406	103,406	—
	Russell LifePoints Moderate Strategy	*	*	63,432	—	63,432	63,432	—
	Russell LifePoints Conservative Strategy	*	*	10,548	—	10,548	10,548	—
	Guaranteed Interest Accounts, at contract value	*	*	48,969	—	48,969	48,969	—

** Historical cost information not required for participant directed accounts

Whidbey Island Bank 401(k) Plan
Ein Number 91-0726237
Plan Number 001
Form 5500 And Required Portion Of Schedule H
December 31, 2005
EXHIBITS
23 Consent of Independent Accountants
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee or other persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date:	June 28, 2006

WHIDBEY ISLAND BANK 401 (k) PLAN

By	/s/ Michal D. Cann
Michal D. Cann, Trustee